Exhibit 99.2

APEIRON INVESTMENT GROUP LTD.

Beatrice, at 66 & 67 Amery Street, SLM1707

Sliema, Malta

March 9, 2023

[Nominee]

[Address]

Dear [Nominee]:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of Apeiron Investment Group Ltd. (“Apeiron”) for election as a director of Sensei Biotherapeutics, Inc. (the “Company”) at the Company’s 2023 annual meeting of stockholders including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

In consideration of your agreement to be named and serve as a nominee of Apeiron for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you $15,000 in cash if you are elected or appointed to the Company’s Board of Directors (the “Board”) resulting from a nomination or appointment approved by Apeiron or a written agreement between Apeiron and the Company, with such amount deemed payable to you hereunder effective prior to such election or appointment. In consideration of the payments provided hereunder, you hereby agree not to serve as a director of the Company other than as a result of your appointment resulting from a nomination made or approved by Apeiron or a written agreement between Apeiron and the Company.

The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the date of any agreement between Apeiron and the Company in furtherance of your nomination or appointment as a director of the Company, (ii) Apeiron’s withdrawal of your nomination for election as a director of the Company and (iii) the conclusion of the Annual Meeting.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

Apeiron Investment Group Ltd.

By:
	Name:	Julien Hoefer
	Title:	Director

Accepted and Agreed to:

[NOMINEE]